Exhibit (b)(2)

Cira Centre, 2929 Arch Street Philadelphia, PA 19104-2868 Tel 215-972-8900 Fax 215-567-0138
               July 27, 2008
Mr. Chris Zugaro
Insight Equity I LP
1400 Civic Place, Suite 250
Southlake, TX 76092

Re:	Financing Commitment for the Acquisition of Meadow Valley Corporation and Certain of its Subsidiaries
Dear Mr. Zugaro:
It is the understanding of LBC Credit Partners, Inc., and those of its affiliates for which it acts as portfolio manager (collectively, “LBC”), that Phoenix Parent Corp., a Delaware corporation and holding company (the “Borrower”) formed by Insight Equity I LP (“Sponsor” or “you”) is seeking financing for the acquisition of Meadow Valley Corporation, a Nevada corporation (“MVCO”), and its subsidiaries. Such financing will be collateralized by a first priority security interest in and lien on substantially all of the assets of the Borrower, including all of the stock of Ready Mix, Inc. (“Ready Mix”), a subsidiary of MVCO, owned by MVCO. The Sponsor and/or its representatives have provided LBC with certain information and have discussed with LBC the Borrower’s future financing needs.
In that connection, LBC is pleased to advise you of its commitment, on behalf of certain funds that it manages, substantially upon the terms and subject to the conditions set forth in this letter and the Summary of Terms attached as Exhibit A hereto (collectively, the “Commitment Letter”), to make available to the Borrower a nineteen million dollar ($19,000,000) Secured Term Loan Facility (the “Facility”). We acknowledge that the Borrower has executed, prior to or contemporaneously with entering into this Commitment Letter, an Agreement and Plan of Merger for the acquisition of MVCO and its subsidiaries (the “Merger Agreement”) and thus, you are relying upon the terms of this Commitment Letter in connection therewith.
The Facility is to be used to pay a portion of the purchase price for the acquisition (the “Acquisition”) of MVCO and its subsidiaries, including Meadow Valley Contractors, Inc., Apex Testing Corp., and all of the stock of Ready Mix owned by MVCO (MVCO, together with such subsidiaries, the “Target”). Contemporaneously with the Acquisition, all of the outstanding stock of Ready Mix owned by MVCO shall be transferred from MVCO to the Borrower.
The Facility will be entered into contemporaneously with (i) a senior secured credit facility of up to $25 million, comprised of up to a $17 million asset-based revolving credit facility and up to a $10 million term loan provided to MVCO or any subsidiary of MVCO by a lender reasonably satisfactory to LBC (the “Senior Facility”); and (ii) an equity contribution provided by you and others for the remainder of the purchase price for the Acquisition, such that there is not less than

Insight Equity I LP
July 27, 2008
Page
$72 million available from all sources (“Required Available Sources”) upon the closing of the Facility and the Senior Facility to be applied to the purchase price for the Acquisition, the refinancing of existing indebtedness of MVCO and certain of its subsidiaries, the payment of fees and expenses related to the Acquisition and for general corporate purposes from the Required Available Sources, with remaining excess availability of not less than $3.0 million under the Senior Facility.
LBC’s commitment to provide the Facility is expressly subject to: (a) the negotiation, execution and delivery of definitive documentation with respect to the Facility (including, without limitation, an intercreditor agreement), satisfactory to LBC in its reasonable discretion; it being understood and agreed that LBC shall negotiate in good faith with respect to all such documentation, provided that the other parties to such documentation are also negotiating in good faith; (b) our not having discovered or otherwise having become aware of any information with respect to the condition (financial or otherwise), business, or assets of the Borrower or the Target, that in each case (i) you were aware of prior to the date hereof but did not previously disclose to us, (ii) we believe in good faith to be materially inconsistent with any information provided to us by you or on your behalf prior to the date hereof, and (iii) in our reasonable judgment, is or could reasonably be expected to be materially adverse to the interests of the Lenders; (c) there not having occurred, since the date of the Merger Agreement, any event, change, effect, development, condition or occurrence that has had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (as defined in the Merger Agreement) with respect to the Target or material adverse effect on the condition (financial or otherwise), business, or assets of the Borrower; (d) your compliance in all material respects with the terms of this Commitment Letter; (e) the capital structure of the Borrower and its subsidiaries being substantially as set forth on Exhibit B hereto, and (f) the corporate organizational structure of the Borrower reflecting your control of the Borrower and the Borrower’s ownership (1) directly or indirectly, of 100% of each of Meadow Valley Contractors, Inc., and Apex Testing Corp. and (2) directly of at least 66% of Ready Mix. If, in our reasonable judgment, there has been a material disruption or material adverse change in the financial, banking or capital markets generally, or in the market for new issuances of secured credit facilities in particular, then we may (i) increase the paid in kind interest rate reflected in Exhibit A by up to 200 bps, and (ii) increase fees for the Facility by up to 100 bps.
This Commitment Letter is being delivered in reliance upon the fact that: (a) all information (other than Projections, as defined below) concerning the Borrower and the Target (the “Information”) that has been or will be made available to LBC by you or any of your authorized representatives is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, taken as a whole, not materially misleading in light of the circumstances under which such statements are made; and (b) all financial projections (the “Projections”) concerning the Borrower and the Target that have been or will be prepared by you and made available to LBC have been or will be prepared in good faith based upon assumptions deemed reasonable by you at the time prepared (it being understood that Projections by their nature are subject to uncertainties outside of your control and that actual results may differ). You agree to furnish us with such Information and Projections and to supplement the Information and Projections from time to time until the closing of the Facility so that the representations in the preceding sentence are correct at all times to and including the Closing Date.

Insight Equity I LP
July 27, 2008
Page
By your signature below, you further agree: (a) you and the Borrower will keep confidential and not disclose the existence of, nor show, circulate, or otherwise disclose, this Commitment Letter or its contents, in whole or in part, to any other person (other than your, the Borrower’s, the Target’s and each such person’s respective subsidiaries’ directors, officers, employees, attorneys, agents, advisors and lenders on a confidential basis, as necessary, in conjunction with the proposed Acquisition and their evaluation of the terms and conditions set forth herein, who shall each agree to maintain its confidentiality), except as required by law; (b) to wire to LBC in accordance with wiring instructions provided by LBC, as consideration for our having incurred and continuing to incur expenses in connection with our underwriting and in the expectation of providing the Facility, the amount of any additional expense deposits that may be required by LBC to cover the costs and expenses of legal documentation prepared by our outside law firm, further due diligence and other closing charges in an amount to be determined in good faith, provided that if the Facility is not made available for any reason, we will return the unused balance of such additional expense deposits, after deducting all reasonable and documented third-party and out-of-pocket costs and expenses actually incurred by us in connection with our underwriting, review and documentation of the transaction; (c) as consideration for our commitment hereunder, as set forth in Exhibit A hereto, you agree to pay to us (or cause the Borrower to pay to us), in immediately available funds, a fee equal to 1% of the Face Amount (as defined in Exhibit A hereto), which fee shall be fully earned and due and payable on the date of our delivery of this Commitment Letter and, once paid shall not be refundable under any circumstances, regardless of whether the transactions or borrowings contemplated hereby are consummated (the “Commitment Fee”); (d) that all reasonable and documented third-party and out-of-pocket fees, costs and expenses incurred by LBC in connection with this Commitment Letter, the transactions contemplated hereby and LBC’s ongoing due diligence in connection therewith (including, without limitation, reasonable travel expenses, reasonable asset valuation expenses, reasonable attorneys fees of one outside law firm (plus additional local and/or foreign counsel, as applicable) and other reasonable charges and disbursements and any other reasonable and documented third-party out-of-pocket costs and expenses), shall be paid by you or by the Borrower (or reimbursed to LBC, as applicable) whether or not such transactions contemplated herein are consummated, provided, however, that if you elect to terminate negotiations regarding the Facility, LBC hereby agrees that, as soon as reasonably practicable, it will cease incurring all fees and expenses described in this clause (d); and (e) to indemnify and hold harmless LBC and its officers, directors, employees, affiliates, agents and controlling persons from and against any and all actual losses, claims, damages and liabilities to which any such person may become subject arising out of, or in connection with, this Commitment Letter, the transactions contemplated hereby or any claim, litigation, investigation or proceeding relating to any of the foregoing, including reasonable legal or other expenses incurred in connection with investigating or defending any of the foregoing, whether or not the transactions contemplated hereby are consummated, provided that the foregoing indemnity set forth in this clause (e) will not, as to any indemnified person, apply to losses, claims damages, liabilities or related expenses to the extent that they arise from the bad faith, willful misconduct or gross negligence of such indemnified person. Other than as expressly set forth below, your and the Borrower’s obligations under the above clauses (a), (b), (c), (d) and (e) shall survive any termination of this Commitment Letter.

Insight Equity I LP
July 27, 2008
Page
LBC agrees to treat all Information and Projections delivered or made available during the due diligence process as confidential. Disclosure will be limited to LBC’s affiliates, employees, officers, attorneys and other advisors who are or are expected to become engaged in evaluating, approving, structuring or administrating the Facility or rendering legal advice in connection therewith, provided that nothing herein shall prevent LBC from disclosing such Information and Projections: (a) upon the order or request of any court or administrative or regulatory agency or authority; (b) to the extent that such Information or Projections have been publicly disclosed other than as the result of a disclosure by LBC or its representatives; or (c) otherwise as required by law. This Commitment Letter does not purport to include or summarize each and every term, condition and/or covenant that may be contained in definitive documentation with respect to the Facility; provided, that those matters which are not covered or made clear in this Commitment Letter are subject to the mutual agreement of the parties.
This Commitment Letter is solely for the benefit of you and the Borrower and is not to be relied upon by any third party. This Commitment Letter shall not be assignable by you or the Borrower, and may not be amended or any provision hereof waived or modified except by an instrument in writing signed by the Sponsor and LBC. This Commitment Letter supersedes all prior discussions, agreements, commitments, arrangements or understandings, whether oral or written, of the parties with respect thereto. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York, and you and the Borrower hereby consent that any action or proceeding arising from this Commitment Letter may be commenced and maintained in any court within the State of New York or in the United States District Court for the Southern District of New York. You and the Borrower irrevocably waive all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter or the transactions contemplated hereby or the actions of the parties hereto in the negotiation, performance or enforcement hereof.
If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof by signing in the appropriate space below and returning to us a fully executed copy of this Commitment Letter not later than 5:00 p.m., Eastern Time, on July 28, 2008. LBC’s commitment hereunder shall expire on the earlier of (i) 5:00 p.m., Eastern Time, on July 28, 2008, unless (A) by such time LBC has received a fully executed copy of this letter and confirmation that wires have been sent for payment of the Commitment Fee and all fees and expenses of LBC through the date of such acceptance in the amount of $87,000 (not including expenses covered by the expense deposit previously provided to LBC), and (B) by 5:00 p.m., Eastern Time on July 29, 2008, LBC has received an original of your signature on this letter and all of the payments described in clause (A) hereof have been received, in each case in immediately available funds, (ii) termination of the Merger Agreement; (iii) twenty-one (21) days after the consummation of the Acquisition, but only if (A) the Sponsor in good faith determines that (1) it is required to consummate the Acquisition pursuant to the terms of the Merger Agreement or (2) if it does not consummate the Acquisition, the Merger Agreement would terminate, and in either case the conditions precedent for the Facility have not been satisfied or LBC is not otherwise ready to fund (which, in either case, shall be confirmed by LBC promptly upon request by the Sponsor), and (B) the Sponsor or one of its affiliates provides bridge financing sufficient to consummate the Acquisition without the funding of the Facility; or (iv) January 31, 2009. This Commitment Letter may be executed in any number

Insight Equity I LP
July 27, 2008
Page
of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement.
Notwithstanding anything contained herein to the contrary, the obligations and liabilities of the Sponsor and the Borrower under this Commitment Letter and the Summary of Terms, other than the Sponsor’s and the Borrower’s obligation of confidentiality, shall automatically terminate at the time of the closing of and initial borrowing under the Facility and, in the case of the Borrower, shall be superseded by the applicable provisions of the loan documentation pertaining to the Facility.
[remainder of page intentionally left blank]

Insight Equity I LP
July 27, 2008
Page
We look forward to continuing to work with you on this transaction.

Very truly yours,

LBC Credit Partners, Inc.

By:	/s/ John J. Brignola

Name:	John J. Brignola

Title:	Executive Vice President

Agreed to and accepted as of
the date first above written,

Insight Equity I LP
By:	Insight Equity GP I LP
By:	Insight Equity Holdings I LLC

By:	/s/ Victor L. Vescovo

Name:	Victor L. Vescovo

Title:	Chief Operating Officer